Exhibit 12.1

Western Digital Corporation

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year					Three Months Ended September 30, 2016
	2012	2013	2014	2015	2016
in millions
Computation of Earnings:
Income (loss) before provision for income taxes	1,757	1,222	1,752	1,577	153	(271)
Fixed charges	47	75	75	69	285	241
Undistributed equity in income from 50%-or-less-owned affiliates	—	—	—	—	(1)	(1)

Adjusted Earnings	$1,804	$1,297	$1,827	$1,646	$438	$(31)

Computation of Fixed Charges:
Interest Expense	33	54	56	49	266	236
Estimated interest portion of operating lease expense (A)	14	21	19	20	19	5

Fixed charges	47	75	75	69	285	241

Ratio of earnings to fixed charges	38.4	17.3	24.4	23.9	1.5	(B )

(A) Interest is estimated at 33% of rental charges, which considers industry benchmarks and assumption of average debt service cost over the assumed life of the related property.

(B) Due to our loss in the quarter ended September 30, 2016, the ratio was less than 1:1. The deficiency in earnings necessary to achieve a 1:1 ratio was $272 million.